UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2021
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on October 27, 2021, entitled "Notifiable trading".

Notifiable trading

The following primary insiders and close associates in Equinor ASA (OSE: EQNR, NYSE: EQNR) have on 27 October 2021 bought shares in Equinor ASA:

Rebekka Glasser Herlofsen, member of the board of directors in Equinor ASA, has bought 220 shares in Equinor ASA at a price of NOK 228.95 per share.

Tove Andersen, member of the board of directors in Equinor ASA, has bought 2500 shares in Equinor ASA at a price of NOK 225.9696 per share.

Mads Hultgren, close associate to board member Tove Andersen in Equinor ASA, has bought 2200 shares in Equinor ASA at a price of NOK 227.35 per share.

Details of the purchases of shares are set forth in the attached notification.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachment:

Sharepurchase_211027.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: October 27, 2021	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer